UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 12)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014, Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014, Amendment No. 7 to the Schedule 14D-9 filed on May 2, 2014, Amendment No. 8 to the Schedule 14D-9 filed on May 5, 2014, Amendment No. 9 to the Schedule 14D-9 filed on May 23, 2014, Amendment No. 10 to the Schedule 14D-9 filed on May 27, 2014 and Amendment No. 11 to the Schedule 14D-9 filed on June 24, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 12 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreement

In connection with the definitive support agreement Augusta entered into with HudBay on June 23, 2014, all of the directors and officers of Augusta and certain other Augusta shareholders entered into lock-up agreements with HudBay pursuant to which, among other things, they agreed to tender to the Revised Offer all of the Augusta Common Shares owned or controlled by them. On June 25, 2014, HudBay filed a form of Lock-Up Agreement as an amendment to Schedule 13D. The form of Lock-up Agreement is filed as Exhibit (a)(27) hereto.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(27)	Form of Lock-Up Agreement (incorporated by reference to the Schedule 13D, filed June 25, 2014 of HudBay Minerals Inc.)
(a)(28)	Material Change Report, dated June 24, 2014 of Augusta Resource Corporation

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: June 25, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

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